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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                             ELCO INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                               E.I. TEXTRON INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                                  TEXTRON INC.
                                   (BIDDERS)

                         COMMON STOCK, $5.00 PAR VALUE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  00028442010
                         (CUSIP NUMBER OF COMMON STOCK)

                                WAYNE W. JUCHATZ
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                                  TEXTRON INC.
                             40 WESTMINSTER STREET
                           PROVIDENCE, RI 02903-2596
                                 (401) 421-2800
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   Copies to:

                            CHARLES M. NATHAN, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                         NEW YORK, NEW YORK 10004-1980
                                 (212) 859-8000
                            ------------------------

                           CALCULATION OF FILING FEE
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
           TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
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               $184,922,784.00                                   $36,984.56

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 * For the purpose of calculating the fee only, this amount assumes the purchase of 5,136,744 shares of Common Stock of Elco Industries, Inc. at $36.00 per share. Such number of shares includes all outstanding shares as of September 8, 1995, and assumes the exercise of all stock options to purchase shares of Common Stock outstanding as of such date.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:                                       FILING PARTY:
FORM OR REGISTRATION NO.:                                     DATE FILED:

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     This Statement relates to a tender offer by E.I. Textron Inc., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of Textron Inc., a Delaware corporation (the "Parent"), to purchase all outstanding shares of Common Stock, par value $5.00 per share (the "Shares"), of Elco Industries, Inc., a Delaware corporation (the "Company"), including the associated Rights (as defined below), at a purchase price of $36.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 19, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and which are incorporated herein by reference.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Elco Industries, Inc. The address of the principal executive offices of the Company is set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase and is incorporated herein by reference.

     (b) The exact title of the class of equity securities being sought in the Offer is the Common Stock, par value $5.00 per share, of the Company, including the associated Rights as defined in the Rights Agreement between the Company and The First National Bank of Chicago, as Rights Agent, dated as of January 20, 1988, as amended June 24, 1988 and September 12, 1995 (the "Rights Agreement"). The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) through (d), (g): The information set forth in the Introduction and
Section 9 ("Certain Information Concerning the Parent and the Offeror") of the Offer to Purchase, and in Annex I thereto, is incorporated herein by reference.

     (e) and (f): None of the Offeror or the Parent, nor, to the best of their knowledge, any of the persons listed in Annex I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) None.

     (b) The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a), (b) and (c): The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) through (e): The information set forth in the Introduction, Section 7 ("Effect of the Offer on the Market for Shares, Stock Quotation, and Registration Under the Exchange Act") and Section 12 ("Purpose of the Offer and the Merger; Appraisal Rights; Exemption from the Rights Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and Section 12 of the Offer to Purchase, neither the Parent nor the Offeror have any present

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plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets involving the Company, or any other material changes in the Company's capitalization, dividend policy, corporate structure or business or composition of its board of directors or management.

     (f) and (g): The information set forth in Section 7 ("Effect of the Offer on the Market for Shares, Stock Quotation, and Registration under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Neither the Parent nor the Offeror (or their respective subsidiaries) beneficially owns any Shares and, to the best knowledge of the Parent, none of the directors or executive officers of the Parent or the Offeror beneficially owns any Shares.

     (b) No transactions in the Shares have been effected during the past sixty days by the Parent or the Offeror (or their respective subsidiaries) or, to the best knowledge of the Parent, any of the directors or executive officers of the Parent or the Offeror.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT
        COMPANY'S SECURITIES.

     The information set forth in the Introduction and Sections 9 ("Certain Information Concerning the Parent and the Offeror"), 12 ("Purpose of the Offer and the Merger; Appraisal Rights; Exemption from Rights Agreement; Plans for the Company"); and 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 ("Certain Information Concerning the Parent and the Offeror") of the Offer to Purchase is incorporated herein by reference.

     The incorporation by reference herein of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a security holder of the Company as whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in Section 12 ("Purpose of the Offer and the Merger; Appraisal Rights; Exemption from Rights Agreement; Plans for the Company") and Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Sections 10 ("Source and Amount of Funds") and 16 ("Certain Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares, Stock Quotation, and Registration under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

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ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated September 19, 1995.

     (a)(2) Letter of Transmittal.

     (a)(3) Letter from Dillon, Read & Co. Inc., as Dealer Manager, to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(4) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

     (a)(5) Letter from the Employee Stock Ownership Plan of Elco Industries, Inc. to Participants.

     (a)(6) Letter from Harris Trust and Savings Bank to Participants in the Elco Shareholder Investment Service.

     (a)(7) Notice of Guaranteed Delivery.

     (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(9) Summary Announcement, dated September 19, 1995.

     (a)(10) Joint Press Release issued by the Parent and the Company on September 13, 1995 (filed as Exhibit 1 to Form 8-K filed by Elco Industries, Inc. with the Securities and Exchange Commission on September 15, 1995, reporting an event on September 13, 1995, and incorporated herein by reference).

     (a)(11) Agreement and Plan of Merger, dated as of September 12, 1995, among the Parent, the Offeror and the Company.

     (b)(1) Credit Agreement dated as of November 1, 1993 among the Parent, the Lenders listed therein and Bankers Trust Company as Administrative Agent (the "Credit Agreement") (filed as Exhibit 10.30A to the Parent's Annual Report on Form 10-K for the fiscal year ended January 1, 1994 and incorporated herein by reference).

     (b)(2) First Amendment dated as of October 30, 1994 to the Credit Agreement (filed as Exhibit 10.22B to the Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference).

     (b)(3) Second Amendment dated as of July 1, 1995 to the Credit Agreement.

     (c) -- same as (a)(11) above.

     (d) None.

     (e) Not applicable.

     (f) None.

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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 1995

                                          E.I. TEXTRON INC.

                                          By: /s/  ARNOLD M. FRIEDMAN

                                            ------------------------------------
                                            Name: Arnold M. Friedman
                                            Title: Vice President

                                          TEXTRON INC.

                                          By: /s/  ARNOLD M. FRIEDMAN

                                            ------------------------------------
                                            Name: Arnold M. Friedman
                                            Title: Vice President &
                                                   Deputy General Counsel

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

                                 EXHIBIT INDEX

                                                                                           PAGE
EXHIBIT                                         DESCRIPTION                                NO.
-------            ----------------------------------------------------------------------  ----
(a)(1)         --  Offer to Purchase, dated September 19, 1995.
(a)(2)         --  Letter of Transmittal.
(a)(3)         --  Letter from Dillon, Read & Co. Inc., as Dealer Manager, to Brokers,
                   Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(4)         --  Letter from Brokers, Dealers, Commercial Banks, Trust Companies and
                   Other Nominees to Clients.
(a)(5)         --  Letter from the Employee Stock Ownership Plan of Elco Industries, Inc.
                   to Participants.
(a)(6)         --  Letter from Harris Trust and Savings Bank to Participants in the Elco
                   Shareholder Investment Service.
(a)(7)         --  Notice of Guaranteed Delivery.
(a)(8)         --  Guidelines for Certification of Taxpayer Identification Number on
                   Substitute Form W-9.
(a)(9)         --  Summary Announcement, dated September 19, 1995.
(a)(10)        --  Joint Press Release issued by the Parent and the Company on September
                   13, 1995 (filed as Exhibit 1 to Form 8-K filed by Elco Industries,
                   Inc. with the Securities and Exchange Commission on September 15,
                   1995, reporting an event on September 13, 1995, and incorporated herein by reference).
(a)(11)        --  Agreement and Plan of Merger, dated as of September 12, 1995, among the Parent, the Offeror and the Company.
(b)(1)         --  Credit Agreement dated as of November 1, 1993 among the Parent, the
                   Lenders listed therein and Bankers Trust Company as Administrative
                   Agent (the "Credit Agreement") (filed as Exhibit 10.30A to the
                   Parent's Annual Report on Form 10-K for the fiscal year ended January
                   1, 1994 and incorporated herein by reference).
(b)(2)         --  First Amendment dated as of October 30, 1994 to the Credit Agreement
                   (filed as Exhibit 10.22B to the Parent's Annual Report on Form 10-K
                   for the fiscal year ended December 31, 1994 and incorporated herein by reference).
(b)(3)         --  Second Amendment dated as of July 1, 1995 to the Credit Agreement.
(c)            --  -- same as (a)(11) above.
(d)            --  None.
(e)            --  Not applicable.
(f)            --  None.

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